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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January, 2004

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                                   -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X    Form 40-F
                                    ----              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No    X
                             ----                ----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Converium Holding Ltd to Release Financial Results 2003 on Tuesday, February 17, 2004

    ZUG, Switzerland--(BUSINESS WIRE)--Jan. 26, 2004--Converium Holding Ltd, Zug (NYSE:CHR)(SWX:CHR) will release its financial results 2003 before market opens in Europe on Tuesday, February 17, 2004.
    A live webcast for the investment community will be held on Tuesday, February 17, 2004 at 9:30 am Central European Time (CET). You can access it via the company's web site www.converium.com.
    An Analyst and Media Conference will take place at Converium in Zurich, General Guisan-Quai 26, on Tuesday, February 17, 2004 from 11:00 am to 12:00 pm. A second Analyst Conference will be held at the London Underwriting Centre, Hospitality Suite, 3 Minster Court, Mincing Lane, London, EC3R 7DD, on Wednesday, February 18, 2004 from 9:30 am to 10:30 am.

    CONTACT: Converium Holding Ltd
             Investor Relations:
             Zuzana Drozd
             Head of Investor Relations
             +41 1 639 91 20
             zuzana.drozd@converium.com
             or
             Media Relations:
             Michael Schiendorfer
             Media Relations Manager
             +41 1 639 96 57
             michael.schiendorfer@converium.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             CONVERIUM HOLDING AG




                             By:  /s/ Martin Kauer
                                  -----------------------
                                  Name:      Martin Kauer
                                  Title:     CFO




                             By:  /s/ Christian Felderer
                                  ----------------------------
                                  Name:      Christian Felderer
                                  Title:     General Legal Counsel


Date:  January 26, 2004